UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                Putnam New York Investment Grade Municipal Trust
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    746921105
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                            Joel L. Terwilliger, Esq.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 17, 2007
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746921105
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Mildred B. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)   WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization    Alaska

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         380,263
Shares Bene-
ficially Owned    8.       Shared Voting Power       0
by Each
Reporting         9.       Sole Dispositive Power    380,263
Person With
                  10.      Shared Dispositive Power  0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 380,263

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)      13.67%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)     OO

CUSIP No. 746921105
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Alaska

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         151,000
Shares Bene-
ficially Owned    8.       Shared Voting Power       0
by Each
Reporting         9.       Sole Dispositive Power    151,000
Person With
                  10.      Shared Dispositive Power  0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    151,000

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)       5.43%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)      OO

CUSIP No. 746921105

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)    Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization    United States

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         0
Shares Bene-
ficially Owned    8.       Shared Voting Power       0
by Each
Reporting         9.       Sole Dispositive Power    0
Person With
                  10.      Shared Dispositive Power  0

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person         0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)      0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)      IN

                  Amendment No. 3 to Statement on Schedule 13D

     This third amended statement on Schedule 13D relates to the Common Stock (the "Shares") of Putnam New York Investment Grade Municipal Trust, a Massachusetts business trust (the "Company"). Item 4 of this statement, previously filed by (i) the Mildred B. Horejsi Trust (the "Mildred Trust") as the direct beneficial owner of Shares and (ii) by virtue of certain relationships and as previously described in Amendments No. 1 and 2 to this statement, by Stewart R. Horejsi, are hereby amended as set forth below.

Item 4. Purpose of Transaction

     No change except for the addition of the following:

     Following discussions with a representative of the Board of Trustees of the Company (the "Trustees") in connection with the structure and terms of the Trustees' proposal to merge the Company into a Putnam open-end fund, the Reporting Persons have advised the Company that they will vote in favor of the Trustees' proposal if a formal proposal and proxy statement is issued consistent with the terms described in the press release issued by the Company on April 13, 2007.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 17, 2007


/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Stephen C. Miller
Stephen C. Miller as President of Badlands Trust
Company, LLC, an Alaska-domiciled limited liability
company, private trust company, and administrative
trustee for the Mildred B. Horejsi Trust and the
Lola Brown Trust No. 1B